SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2002.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

SIGNATURES

News Release

CNH Names Harold Boyanovsky to Lead its Worldwide Construction Equipment Business

For more information contact:

Jeffrey T. Walsh Media Relations (1) 847 955 3939

Lake Forest, IL (October 23, 2002) CNH Global N.V. (NYSE:CNH) today announced the appointment of Harold Boyanovsky to the position of president, construction equipment business, effective immediately. He will be responsible for CNH construction equipment operations worldwide, including the design, manufacture, sales and marketing of all brands, as well as the company’s partnership with Kobelco. He replaces Fausto Lanfranco who has decided to retire. Boyanovsky will retain his current position as president, worldwide agricultural equipment products through the end of the year.

Harold Boyanovsky brings more than 36 years’ management experience in the equipment business to his new position. Boyanovsky began his career with International Harvester in 1966 where he subsequently held management positions in field sales, marketing, and product development. In 1980, he managed the crop production strategic business unit and in 1982, he was named director of marketing for North America. A year later, he was named general sales manager for International Harvester. Joining J.I. Case in 1985, he managed the company’s Asia/Pacific operations and later served as director of business development and marketing for Europe. Boyanovsky was promoted in 1994 to vice president of product support. In 1996, he was appointed senior vice president and general manager of the Case construction equipment business in North America and in 1998 became the senior vice president and general manager for all Case operations in North America. Following the merger of Case and New Holland, Boyanovsky was appointed president, worldwide agricultural equipment products in November 1999.

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CNH is the number one manufacturer of agricultural tractors and combines in the world, the third largest maker of construction equipment, and has one of the industry’s largest equipment finance operations. Revenues in 2001 totaled $9.7 billion. Based in the United States, CNH’s network of dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH construction equipment is sold under the Case, FiatAllis, Fiat Kobelco, Kobelco, New Holland, and O&K brands.

- CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com -

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/S/ Roberto Miotto
Roberto Miotto
Senior Vice President, General Counsel and Secretary

October 24, 2002